Exhibit (a)(1)(G)

FORM OF REMINDER EMAIL TO ELIGIBLE HOLDERS

REGARDING THE EXPIRATION OF THE EXCHANGE OFFER

From:	BIODESIX, INC.

Re:	REMINDER - Offer to Exchange Eligible Options for New Options

This email serves as a reminder that we are nearing the expiration of the Exchange Offer described in the Offer to Exchange Eligible Options for New Options, dated June 23, 2023 (the “Offer Documents”). The Exchange Offer and your withdrawal rights will expire at 10:00 p.m., Mountain Time, on Monday, July 24, 2023, unless extended. You must submit your Election Forms and/or Notice of Withdrawals so they are received by the Expiration Time. Election Forms must be submitted via AdobeSign. Notices of Withdrawals must be delivered via email (by PDF or similar imaged document file) to: equityadmin@biodesix.com. We cannot accept late submissions. You must allow for sufficient time to complete and submit your Election Form and/or Notice of Withdrawals to ensure that we receive your documents on time.

You should direct questions about the Exchange Offer or requests for assistance (including requests for additional or paper copies of the Offer Documents, Election Form, Notice of Withdrawal or any other documents relating to the Exchange Offer) by email to equityadmin@biodesix.com.

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO-I and accompanying documents, which you may access on our website at https://investors.biodesix.com/ financial-information/sec-filings or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer Documents.

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